

SI   16003332

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-67832

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/15___ AND ENDING ___12/31/15___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Muzinich Capital LLC*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ludwig   212-888-3413

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder

(Name – *if individual, state last, first, middle name*)

8 Chatham Place	Dix Hills	NY	11746
(Address)	(City)		(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __Michael Ludwig_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Muzinich Capital LLC_____, as

of __December 31_____, 20 15____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

SUZANNE J. CUNNINGHAM
Notary Public. State of New York
No. 01CU6107908
Qualified in New York County
Commission Expires April 12. 20__

_____
Notary Public

_____
Signature

_____Fi u Op_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Muzinich Capital LLC
(Formerly Muzinich Capital LLC)

We have audited the accompanying statement of financial condition of Muzinich Capital LLC, (formerly ParkBrook Capital LLC) as of December 31, 2015. This financial statement is the responsibility of Muzinich Capital LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Muzinich Capital LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

February 15, 2016

MUZINICH CAPITAL LLC
(formerly Parkbrook Capital LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 17,934
Prepaid expenses	977
Total Assets	**$ 18,911**

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued expenses	$ 4,082
Member's Equity	14,829
Total Liabilities and Member's Equity	**$ 18,911**

See accompanying auditors' report and notes to financial statements.

MUZINICH CAPITAL LLC
(formerly Parkbrook Capital LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 - Summary of Significant Accounting Policies

Muzinich Capital LLC (formerly Parkbrook Capital LLC), (the "Company"), was organized September 2007 and became a registered broker-dealer on June 2, 2008. The Company is a member of the Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company was formed to provide private placement services to its clients in connection with various financing transactions.

As a limited liability company, members of the Company shall not be obligated personally for any debts, obligations or liabilities of the Company solely by reason of being a member. The Company shall continue in perpetuity unless the Company is dissolved and its affairs wound up upon the occurrence of certain events defined in the limited liability company operating agreement.

On January 13, 2015, Parkbrook Capital LLC changed its name to Muzinich Capital LLC.

Revenue Recognition

The Company recognizes revenue upon the placement of private financing transactions for its clients when the amount is determinable and realizable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 1 - <u>Summary of Significant Accounting Policies (Continued)</u>

<u>Cash Equivalents</u>

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

<u>Income Taxes</u>

Effective after the acquisition by the majority member, of the interest from the minority member, the Company became a single member limited liability company. Therefore, the Company is classified as a disregarded entity for income tax purposes. As such, there is no provision for Federal and State income taxes as the income or loss of the Company is included in the income tax return of the sole member.

Management of the Company is not aware of any issues or circumstances that would unfavorably impact its tax status. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company believes it is no longer subject to Federal, State or other taxing jurisdiction income tax examination for years prior to 2011.

Note 2 - <u>Related Party Transactions</u>

The Company has an administrative services agreement with an affiliate who at December 31, 2014 is the sole member of the Company. The agreement provides that the affiliate shall pay for the following expenses: salaries and benefits, occupancy, office and marketing and allocate them to the Company. Pursuant to the agreement, such allocation is treated as a capital contribution by the member.

The Company shares office space with its affiliate and rental charges are included in the administrative services agreement.

Note 2 - <u>Related Party Transactions (Continued)</u>

The sole member will provide the Company with sufficient working capital to meet operations and minimum net capital requirements.

Note 3 - <u>Concentration of Credit Risk</u>

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 4 - <u>Net Capital Requirements</u>

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2015, the Company had net capital, as defined, of $12,188 which exceeded the required minimum net capital by $7,188. Aggregate indebtedness at December 31, 2015 totaled $4,082 and the ratio of aggregate indebtedness to net capital was .33 to 1.

Note 5 - <u>Subsequent Events</u>

On January 21, 2016, the sole member contributed cash to capital totaling $25,000.

Note 6 - <u>Commitments and Contingencies</u>

As of December 31, 2015, the Company had no significant commitments or contingencies to be disclosed.

MUZINICH CAPITAL LLC
(formerly Parkbrook Capital LLC)

FINANCIAL STATEMENT

DECEMBER 31, 2015

****

The Company's Statement of Financial Condition as of December 31, 2015 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Muzinich Capital LLC

450 Park Avenue
New York, NY 10022
Tel:(212) 888-0350 · Fax:(212) 888-4368

February 25, 2016

Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Gentlemen:

In accordance with Rule 17a-5(d)(6), we are enclosing two copies of our annual audited report for the year ended December 31, 2015.

Very truly yours,

MUZINICH CAPITAL, LLC

Enc.

cc: Securities and Exchange Commission
New York Regional Office
Brookfield Place
200 Vesey Street, Suite 400
New York, NY 10281-1022
Attn: Broker/Dealer Dept

Muzinich Capital LLC

450 Park Avenue
New York, NY 10022
Tel:(212) 888-0350 · Fax:(212) 888-4368

February 25, 2016

Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Gentlemen:

In accordance with the provisions of Rule 17a-5(e)(3), it is requested that the attached annual audited report shall be deemed confidential, except that it shall be available for official use by an official or employee of the United States or any state, by national securities exchanges and registered national securities associations of which we are a member, and by any person to whom the commission authorizes disclosure of such information as being in the public interest.

Very truly yours,

MUZINICH CAPITAL, LLC